September 10, 2013

Ms. Kristi Marrone

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             Maui Land & Pineapple Company, Inc.

Form 10-K for the Year Ended December 31, 2012

Filed March 1, 2013

File No. 1-06510

Dear Ms. Marrone,

We respectfully submit our responses to your comments set forth in your letter dated August 27, 2013.  To assist in your review, we have included your comments and have numbered our responses to correspond with your comments.

Form 10-K for the Year Ended December 31, 2012

General

1.                                      It appears a significant portion of your business is derived from acquiring real estate and holding it for investment. Accordingly, please include Schedule III, or tell us why you believe such schedule is unnecessary. Refer to Rules 5-04 and 12-28 of Regulation S-X.

Company Response:

1.              We are considered a smaller reporting company in 2012 as our public float at June 30, 2012 was less than $75 million.  As a smaller reporting company, we considered the guidance in the SEC Financial Reporting Manual, Section 1130.2, which indicates that supplemental schedules are not required for smaller reporting companies.  Accordingly, we did not include Schedule III in our Form 10-K for the year ended December 31, 2012.

200 Village Road • Lahaina, Maui, Hawai‘i 96761 • 808-665-5480 Fax 808-665-0641

tesaki@kapalua.com

Real Estate, page 2

2.                                      Your disclosure in this section suggests that there are extensive development activities ongoing. However, your disclosure on page 19 indicates that you do not expect any significant capital expenditures in 2013. Please revise this section to provide greater detail on the current status of development activities and your expectations for changes in status. In future Exchange Act reports, for your material developments, please revise to disclose the anticipated completion dates, the costs incurred to date and the budgeted costs.

Company Response:

2.              We are currently in the early entitlement stages of several development projects:  Kapalua Resort, Pulelehua (Other West Maui), and Hali`imaile Town (Upcountry).  The entitlement process for development of property in Hawaii is complex and time-consuming, involving numerous state and county regulatory approvals which can take many years to complete.  Please see our risk factors on page 9 addressing those issues.  Our current development activities are limited to planning, permitting and other efforts to secure and/or maintain project entitlements.  As a result, we did not anticipate any significant capital expenditures in 2013, and we have not incurred any significant capital expenditures during 2013.  Our disclosure on page 19 regarding capital expenditures reflects the capital expenditure needs given the current status of our projects.  In future filings we will take your comments into consideration and endeavor to provide project costs incurred to date; and anticipated completion dates and budgeted costs as they are determined.  We believe that an amendment to revise the disclosure in our Form 10-K for the year ended December 31, 2012 is not necessary in light of the foregoing.

3.                                      We note that you have recorded deferred development costs of $7.6 million at December 31, 2012. Given that there is substantial doubt about the company’s ability to continue as a going concern and that you have disclosed that you do not anticipate any significant capital expenditures in 2013, please provide us with a detailed analysis to support your conclusion that the deferred costs are recoverable, citing the applicable accounting guidance that supports your view.

Company Response:

3.              In determining the recoverability of our $7.6 million of deferred development costs, we considered ASC 970-360-35-3 which provides that the provisions of Subtopic 360-10 for long-lived assets to be held and used shall apply to real estate held for development, including property to be developed in the future as well as that currently under development.  ASC 970-360-35-4 refers to paragraph 360-10-35-21 for examples of events or changes in circumstances that indicate that the recoverability of the carrying amount of a long-lived asset shall be assessed.  Our impairment analysis performed pursuant to Subtopic 360-10 considered the following factors:

•                  A significant decrease in the market price of a long-lived asset (asset group)

•                  A significant adverse change in the extent or manner in which a long-lived asset (asset group) is being used or in its physical condition

•                  A significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator

•                  An accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset (asset group)

•                  A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset (asset group)

•                  A current expectation that, more likely than not, a long-lived asset (asset group) will be sold or otherwise disposed of significantly before the end of its previously estimated useful life. The term more likely than not refers to a level of likelihood that is more than 50 percent.

Based on our analysis, we did not identify any impairment indicators that indicated that our deferred development costs may not be recoverable.  Although there is doubt about our ability to continue as a going concern, our financial statements continue to be prepared on a going concern basis and we intend to continue to be in business for the foreseeable future.  Although we do not anticipate significant capital expenditures in 2013, we continue to work on entitlement activities related to these development projects.  While these projects will be developed in the future, these projects are forecasted to be profitable and we currently have no intention to abandon them.  Further, the land underlying these development projects was acquired in the early 1900s and is carried at nominal amounts on our consolidated balance sheet within deferred development costs.  Based on the most recent third-party appraisals performed in 2012, the fair value of these parcels significantly exceeds the carrying value of each parcel and its associated deferred development costs at December 31, 2012 by $56 million for Kapalua Resort, $17 million for Pulelehua, and $24 million for Hali`imaile Town.  Based on the above and as disclosed in our critical accounting policies on page 20 of our Form 10-K for the year ended December 31, 2012, we believe that our deferred development costs are fully recoverable and are not impaired at December 31, 2012.

Leasing, page 3

4.                                      We note references throughout the filing, including on page 36, that your leased properties primarily consist of buildings. Please revise this section and/or Item 2 to identify the leased buildings, including those indirectly owned through affiliates, and provide a brief description of the terms of the leases. Please provide updated information as of the date of filing to reflect any property sales or foreclosures. In future Exchange Act reports, to the extent material, please disclose property operating information such as occupancy data and a lease expiration schedule.

Company Response:

4.              We have approximately 120,000 square feet of commercially-leasable building space in the Kapalua Resort.  Approximately 70,000 square feet of this space consists of buildings related to our former agricultural operations which have been retrofitted and/or are being leased on a temporary basis until the land underlying the buildings is redeveloped.  The remainder of our leasable buildings are former warehouse and maintenance facilities related to our former agricultural and golf operations, which are being leased to agricultural and industrial tenants.  No one building lease is material to our leasing operations and no lease is dependent upon the continuation of any other lease.  The average term of our leases is four years.  As a result, we respectfully submit that the requested additional information is not material to an understanding of our Form 10-K for the year ended December 31, 2012 and an amendment to revise the disclosure in our Form 10-K is not necessary.

In future filings, to the extent material, we will identify leased buildings and their related lease terms, as well as occupancy and lease expiration information.

All of our leased buildings are wholly-owned and we do not own any indirectly through affiliates.  There were no property sales or foreclosures since the date of our filing.

Risks Related to Indebtedness and Liquidity, page 10

5.                                      Please revise the liquidity risk factors to include the representation on page 34 regarding your inability to meet your December 31, 2013 repayment obligations absent the sale of real estate or a refinancing.

Company Response:

5.              In future filings beginning with our Form 10-Q for the quarter ended September 30, 2013, we will include substantially the following representation to our risks related to indebtedness and liquidity:  “Absent the sale of some of our real estate holdings or refinancing, we do not expect to be able to pay any significant amount of our debt.”  We note that the foregoing representation is also included in our Liquidity and Capital Resources discussion on page 18.  Because this language is already included in our discussion of liquidity, we do not believe that the duplication of the representation in our risk factors is material.  As a result, we respectfully submit that an amendment to revise the disclosure in our Form 10-K for the year ended December 31, 2012 is not necessary.

If we do not meet the continued listing requirements of the NYSE…, page 12

6.                                      Please revise to provide more detailed disclosure on any milestones set forth in business plan submitted to the NYSE, whether you have achieved and believe you will continue to achieve any such milestones, and any ongoing obligations to report listing qualification developments to the NYSE.

Company Response:

6.              On May 20, 2013, we were informed by the NYSE that we are back in compliance with the NYSE’s continued listing standards and subsequently disclosed this development in a Form 8-K filed on May 22, 2013.  The NYSE stated that its decision was based on our consistent positive performance with respect to our business plan and the achievement of compliance with the NYSE’s minimum average market capitalization over the past two quarters.  We do not have any ongoing obligations to report listing qualification developments to the NYSE.  As a result, we believe that additional disclosure regarding our business plan that was submitted to the NYSE is not material.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 15

7.                                      We note your disclosure regarding the foreclosure proceeding and subsequent auction of Kapalua Bay. Please revise this section to explain how this development will impact your future results.

Company Response:

7.              As a result of the 2009 losses incurred by Kapalua Bay Holdings, LLC (“Bay Holdings”), our carrying value of our investment in Bay Holdings was written down to zero in 2009.  We do not expect to recover any amounts from our investment in Bay Holdings and we will not recognize any additional equity in the earnings (losses) of Bay Holdings until the income attributable to us exceeds the accumulated losses.  Disclosure to that effect is included in Note 8 to our consolidated financial statements included in our Form 10-K for the year ended December 31, 2012.  Accordingly, other than resolution of certain commitments, the foreclosure proceedings and auction will not directly impact our future operating results.  As a result, we respectfully submit that an amendment to revise the disclosure in our Form 10-K for the year ended December 31, 2012 is not necessary.

In future filings beginning with our Form 10-Q for the quarter ended September 30, 2013, we will include substantially the following disclosure in our MD&A:  “Our investment in the Kapalua Bay project was written down to zero in 2009 and we do not expect to recover any amounts from our investment in the Kapalua Bay project.  Accordingly, other than resolution of certain commitments, the foreclosure proceeding and auction will not directly impact our future operating results.”

8.                                      In future Exchange Act reports, please revise to discuss in more detail the drivers of any significant period to period changes in reported results for each segment. In this regard, we note your disclosure that, on a consolidated basis, you had a net loss of $4.6 million in 2012 compared to net income of $5.1 million for 2011, but there is no clear discussion of the drivers responsible for the significant difference between the two periods.

Company Response:

8.              As discussed on page 16 of our Form 10-K for the year ended December 31, 2012, the significant driver for the difference between the two periods was the gain of $15.1 million recognized in March 2011 from the sale of the Bay Course, which is reported in discontinued operations.  Based on your comment, in future filings beginning with our Form 10-Q for the quarter ended September 30, 2013, we will expand in more detail the drivers of any significant period to period changes in reported results for each segment.

General and Administrative, page 17

9.                                      We note that you made a contribution of land valued at $1.5 million to Maui Preparatory Academy in 2011. Please explain the business reason for this contribution and disclose if there are any related party relationships between your Company, officers or directors and Maui Preparatory Academy.

Company Response:

9.              The business reason for the contribution of our land to Maui Preparatory Academy was mainly to support the community by enhancing efforts to provide high-quality education in the West Maui area, where the majority of our projects reside.  Our ability to obtain entitlements for our development activities in Maui is partly dependent upon our community support.  Also, in order to develop our Kapalua Resort in the future, it is imperative that quality educational opportunities exist for potential buyers of real estate and future residents of the area.  There were no related party relationships between our Company, officers or directors and Maui Preparatory Academy.

Liquidity and Capital Resources, page 18

10.                               In future Exchange Act reports, please revise to indicate whether or not you are in compliance with the financial covenants on your indebtedness. To the extent continued compliance with your covenants will significantly restrict your ability to achieve your stated investment objectives, please also disclose your current compliance ratios.

Company Response:

10.             We were in compliance with the financial covenants of our indebtedness at December 31, 2012.  Maintaining compliance with our covenants did not significantly restrict our ability to achieve our stated investment objectives for the year ended December 31, 2012.  We will indicate in future filings beginning with our Form 10-Q for the quarter ended September 30, 2013 our compliance with the financial covenants on our indebtedness and our current compliance ratios, if continued compliance significantly restricts our ability to achieve our investment objectives.

Consolidated Statements of Operations and Comprehensive Loss, page 24

11.                               We note that you have recognized approximately $1 million in commission revenue for each of the past two years. We also note from your disclosure on page 3 that these commissions are recognized mainly from sales of existing real estate located within the Kapalua Resort, which you own. Please explain your basis for recognizing commission revenue generated by your wholly owned subsidiary for sales of property owned by the Company.

Company Response:

11.             The $1 million in commission revenue generated for each of the past two years was for resale of properties owned by private residents within the Kapalua Resort, and not by the Company.  Our wholly-owned subsidiary, Kapalua Realty, provides brokerage, referral and other services for the buyers and/or sellers.

12.                               Please clarify what is included in gain on asset dispositions and explain your basis for recording the gain as an offset to operating loss.

Company Response:

12.             Gain on asset dispositions for the years ended December 31, 2012 and 2011 are summarized as follows:

		in thousands
	Notes	2012	2011
Gain from disposal of land	(1)	$—	$(1,547)
(Gains) losses from disposal of machinery and equipment	(2)	(232)	284
Total gain on asset disposition		$(232)	$(1,263)

Notes:

(1) Excess of fair value over carrying value of land contributed to Maui Prepatory Academy in 2011.

(2) Primarily due to disposal of machinery and equipment used in operations.

The gain/loss shown in the above table was due to disposal of productive assets.  In determining the basis for recording the gain as an offset to operating loss, we considered footnote 68 of SAB Topic 13 which indicates that gains or losses on sales of productive assets should be reported as “other general expenses” pursuant to S-X Article 5-03 (b)(6).

Notes to Consolidated Financial Statements, page 27

13.                               Please add a note detailing the significant components of the Property accounts shown on your balance sheet.

Company Response:

13.             We considered ASC 360-10-50-1 regarding the presentation of significant components and classes of the Property accounts, and elected to disclose the components on the face of the consolidated balance sheets.

14.                               Please confirm to us that you will include a subsequent event footnote in future filings to the extent that material events have occurred subsequent to your balance sheet date but prior to the issuance of your financial statements.

Company Response:

14.             We disclosed subsequent events related to the amendment of our credit agreements in February 2013 within Note 4 to our consolidated financial statements.  To the extent that they are not disclosed elsewhere in the footnotes, we will include a subsequent event footnote in future filings if material events have occurred subsequent to the balance sheet date but prior to the issuance of our consolidated financial statements.

Employee Benefit Plans, page 36

15.                               Please disclose the carrying value and fair value of the 7,000 acres in West Maui that has been pledged to the PBGC.

Company Response:

15.             The carrying value of the 7,000 acres in West Maui that has been pledged to the PBGC is $1.8 million.  No formal appraisal or determination of the fair value of the 7,000 acres was performed by the Company in connection with the execution of our settlement agreement with the PBGC.  We will include this disclosure in future filings beginning with our Form 10-Q for the quarter ended September 30, 2013.

Commitments and Contingencies, page 45

16.                               In future Exchange Act reports, please revise to disclose the amount of reasonably possible losses or range of losses in excess of amounts accrued for legal proceedings, environmental remediation obligations, and other contingencies or, where applicable, to state that such an estimate of the possible loss or range of loss cannot be made. Refer to ASC 410-30-50 and ASC 450-20-50. If you conclude that an estimate of the possible loss or range of loss cannot be made, please supplementally (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. Please include your proposed disclosures in your response.

Company Response:

16.             For the “Commitments and Contingencies” disclosure on pages 45 and 46 of our Form 10-K for the year ended December 31, 2012, we considered ASC 450-20-55-10 which lists factors that should be considered in determining whether accrual or disclosure for the possible loss, or range of loss, related to litigation and claims should be made.  We evaluated those factors on a quarterly basis and concluded that we are presently unable to estimate the degree of probability of an unfavorable outcome or the amount or range of possible loss, and have made no provision for losses in our financial statements.  In future filings beginning with our Form 10-Q for the quarter ended September 30, 2013, we will disclose that we cannot estimate the possible loss or range of loss and will include the following disclosures in our “Commitments and Contingencies” disclosure:  “Because this matter is still in its early stages, the Company is presently unable to estimate the amount, or range of amounts, of any probable or reasonably possible liability, if any, related to this matter and has made no provision in the accompanying consolidated financial statements.”

Investments in Affiliates, page 46

17.                               Please explain to us your basis in GAAP for not recording a liability related to your obligation to purchase the Amenities.

Company Response:

17.             Pursuant to a previous agreement, the Company agreed to purchase the spa, beach club improvements and sundry store (the “Amenities”) from Kapalua Bay upon the completion of construction at a purchase price that was agreed to in principal (e.g. based on the actual cost to construct the Amenities), but was subject to finalization subsequent to the completion of construction.  The Company concluded that the purchase obligation met the definition of a firmly committed executory contract with a purchase price designed to approximate fair value of the asset upon completion and no accounting was required at inception.

Construction of the Amenities was completed in 2009 and the actual construction cost was approximately $35 million.  Since the completion of construction of the Amenities the Company has been in ongoing discussions and negotiations with Kapalua Bay (and since June 2013, the new owners of the project) to finalize the terms of the sale, including the purchase price.  As ongoing discussion and negotiations have not resulted in a final agreement related to the sale of the Amenities to the Company, legal title of the Amenities has been retained by Kapalua Bay as of December 31, 2012 and the executory contract remains wholly unperformed.

The Company has determined that the fair value of the Amenities is less than the estimated costs incurred by Kapalua Bay to construct the Amenities.  Accordingly, the Company evaluated if this potential loss embedded in the executory contract should be recognized as a liability in the financial statements.  However, the Company concluded that it was not obligated to record a liability in the financial statements as of December 31, 2012 as there is no authoritative accounting guidance that would support the recording of a liability to be recognized in connection with a firmly committed executory “loss contract.”  Although this issue was initially addressed by the Emerging Issues Task Force in EITF Issue No. 99-14, Recognition by a Purchaser of Losses on Firmly Committed Executory Contracts, in 2002, the Task Force agreed to discontinue further discussion of the issue without reaching a conclusion or consensus and requested the FASB staff to explore the possibility of a Board project to address executory contract accounting but such potential project remains outstanding.

We considered whether a liability would have to be recorded under the provisions of ASC 450-20-25-2, which would require recording a liability for an estimated loss from a loss contingency if it is probable that a) an asset has been impaired or a liability has been incurred and b) the amount of loss can be reasonably estimated.  However, we believe a liability should not be recognized for expected losses on executory contracts prior to those losses being incurred and the required “past event” necessary for liability recognition under ASC 450-20-25 is actual performance under the contract as opposed to the act of entering into a contract requiring future performance.

If we become the owner of the Amenities, we will evaluate the recoverability of the Amenities in accordance with Subtopic 360-10, Property, Plant and Equipment, to determine if recognition of an impairment loss is appropriate.

In connection with our responses above to your comments, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on the above, please do not hesitate to contact me at (808) 665-5480 or tesaki@kapalua.com.

Sincerely yours,

/s/ Tim T. Esaki

Tim T. Esaki
Chief Financial Officer